$ Issuer Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Common Stock of The Home Depot, Inc.

PRODUCT CHARACTERISTICS
•	Contingent Coupons with Memory Feature — If the Notes have not been called at our option, the investor will receive a Contingent Coupon on a quarterly Coupon Payment Date if the closing value of the Underlier is greater than or equal to the Coupon Threshold on the immediately preceding Coupon Observation Date. A Contingent Coupon that is not payable on a Coupon Payment Date may be paid later, but only if the closing value of the Underlier is greater than or equal to the Coupon Threshold on a later Coupon Observation Date. You may not receive any Contingent Coupons during the term of the Notes.
•	Call Feature — We will have the right to call the Notes, in whole, but not in part, at our discretion on any quarterly Call Date beginning approximately six months following the Issue Date for 100% of their principal amount plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. No further payments will be made on the Notes.
•	Contingent Return of Principal at Maturity — If the Notes have not been called at our option and the Final Underlier Value is greater than or equal to the Barrier Value, at maturity, the investor will receive the principal amount of the Notes plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. If the Notes have not been called at our option and the Final Underlier Value is less than the Barrier Value, at maturity, the investor will receive shares of the Underlier that will likely be worth significantly less than the principal amount of the Notes and could be worth nothing.
KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78015QKJ9
Underlier:	Common stock of The Home Depot, Inc. (Bloomberg symbol “HD UN”)
Trade Date:	May 31, 2024
Issue Date:	June 5, 2024
Valuation Date:	June 1, 2026
Maturity Date:	June 4, 2026
Payment of Contingent Coupons with Memory Feature:

If the Notes have not been called at our option, the investor will receive a Contingent Coupon on a Coupon Payment Date if the closing value of the Underlier is greater than or equal to the Coupon Threshold on the immediately preceding Coupon Observation Date. If a Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date on which a Contingent Coupon is payable, if any, together with the payment otherwise due on that later date.

No Contingent Coupon will be payable on a Coupon Payment Date if the closing value of the Underlier is less than the Coupon Threshold on the immediately preceding Coupon Observation Date.

Contingent Coupon:	If payable, $22.50 per $1,000 principal amount of Notes (corresponding to a rate of 2.25% per quarter or 9.00% per annum)
Coupon Observation Dates:*	Quarterly
Coupon Payment Dates:	Quarterly

KEY TERMS (continued)
Call Feature:	We will have the right to call the Notes, in whole, but not in part, at our discretion on any Call Date by providing the trustee at least three business days’ notice. Under these circumstances, the investor will receive on the Call Date per $1,000 principal amount of Notes an amount equal to $1,000 plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. No further payments will be made on the Notes.
Call Dates:	Quarterly, beginning approximately six months following the Issue Date, on each Coupon Payment Date from and including the second Coupon Payment Date (other than the final Coupon Payment Date)
Payment at Maturity:

If the Notes have not been called at our option, the investor will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to any Contingent Coupon and any unpaid Contingent Coupons otherwise due:

•

If the Final Underlier Value is greater than or equal to the Barrier Value: $1,000

•

If the Final Underlier Value is less than the Barrier Value, a number of shares of the Underlier equal to the Physical Delivery Amount. Fractional shares will be paid in cash with a value equal to the number of fractional shares times the Final Underlier Value.

If the Notes are not called at our option and the Final Underlier Value is less than the Barrier Value, you will receive shares of the Underlier that will likely be worth significantly less than the principal amount of the Notes and could be worth nothing at maturity.

Physical Delivery Amount:	A number of shares of the Underlier equal to $1,000 divided by the Initial Underlier Value (rounded to two decimal places)
Coupon Threshold and Barrier Value:	75% of the Initial Underlier Value (rounded to two decimal places)
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	The closing value of the Underlier on the Trade Date
Final Underlier Value:	The closing value of the Underlier on the Valuation Date

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324007368/dp211950_424b2-us1134hd.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $950.97 and $970.97 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Portion or All of the Principal Amount at Maturity.
•	You May Not Receive Any Contingent Coupons.
•	You Will Not Participate in Any Appreciation of the Underlier, and Any Potential Return on the Notes Is Limited.
•	The Notes Are Subject to an Optional Call.
•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.
•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified.
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.
•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.
•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.
•	You Will Not Have Any Rights to the Underlier.
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.
•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments.
•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433